FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2010

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

Par La Ville Place

14 Par-La-Ville Road

Hamilton, HM JX Bermuda

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated February 24, 2010, Excel Maritime Reports Results for the Fourth Quarter and Year ended December 31, 2009.

Exhibit 1

Excel Maritime Reports Results for the Fourth Quarter and Year ended December 31, 2009

ATHENS, GREECE – February 24, 2010 – Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a leading international provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its operating and financial results for the fourth quarter and year ended December 31, 2009.

Fourth Quarter 2009 Highlights:

•

Revenue from operations for the quarter amounted to $186.2 million as compared to $189.2 million in the fourth quarter of 2008.

•

Net profit for the quarter was $81.8 million or $1.00 per weighted average diluted share compared to a loss of $332.1 million or $7.56 per weighted average diluted share in the fourth quarter of 2008.

o

The fourth quarter 2009 results include a non-cash unrealized interest-rate swap gain of $8.1 million compared to a non-cash unrealized interest-rate swap loss of $40.2 million in the corresponding period in 2008. The changes in the fair values of interest rate swaps are recorded in income as they do not meet the criteria for hedge accounting. In addition, the fourth quarter 2009 results include a non cash loss on disposal of an ownership interest in one of our joint ventures amounting to $3.7 million. Net income, excluding the above items, for the fourth quarter of 2009 would have amounted to $77.4 million or $0.95 per weighted average diluted share compared to an adjusted net income for the fourth quarter of 2008 of $72.3 million or $1.64 per weighted average diluted share (A reconciliation of adjusted Net income to Net Income is included in a subsequent section of this release).

•

Adjusted EBITDA for the fourth quarter of 2009 was $62.0 million compared to $54.9 million for the fourth quarter of 2008 (A reconciliation of adjusted EBITDA to Net Income is included in a subsequent section of this release).

•

An average of 47 and 47.1 vessels were operated during the fourth quarters of 2009 and 2008, respectively, earning a blended average time charter equivalent rate of $22,686 and $23,207 per day, respectively.

Year ended December 31, 2009 Highlights:

•

Revenue from operations for the year ended December 31, 2009 amounted to $756.6 million from $696.1 million in the year ended December 31, 2008.

•

Net profit for year ended December 31, 2009 was $339.8 million or $4.85 per weighted average diluted share compared to a loss of $55.9 million or $1.53 per weighted average diluted share in the respective period of 2008.

•

The twelve months 2009 results include a non-cash unrealized interest-rate swap gain of $27.2 million compared to an unrealized interest rate swap loss of $25.8 million in the corresponding period in 2008.

o

Net income for 2009 includes also a non-cash item of $0.1 million relating to the resulting gain from the sale of the vessel Swift and $3.7 million relating to the loss on disposal of our ownership interest in one of our joint ventures. Net income, excluding the above items, would have amounted to $316.2 million or $4.52 per weighted average diluted share for the year ended December 31, 2009 compared to an adjusted net income of $334.1 million or $9.01 per weighted average diluted share for the respective period in 2008 (A reconciliation of adjusted Net income to Net Income is included in a subsequent section of this release).

•

Adjusted EBITDA for the year ended December 31, 2009 was $231.7 million compared to $308.0 million for the respective period of 2008 (A reconciliation of adjusted EBITDA to Net Income is included in a subsequent section of this release).

Fourth Quarter 2009 Corporate Developments

•

On October 27, 2009, in order to simplify and consolidate our newbuildings, we reached agreements with one of our joint venture partners for the exchange/transfer of our ownership interests in three consolidated joint venture companies under which we agreed to exchange our 50% ownership interest in Lillie ShipCo LLC for a consideration of $1.2 million and the transfer by the joint venture partner to us of its 50% ownership interest in Hope ShipCo LLC. In addition, the joint venture partner sold its 28.6% ownership interest in Christine ShipCo LLC to us for a consideration of $2.8 million. Following the completion of the transaction, we became 100% owner of Hope ShipCo LLC and increased our interest in Christine ShipCo LLC to 71.4%. Both companies continue being consolidated in our financial statements, while Lillie ShipCo was deconsolidated as of the date we ceased to have a financial interest in it. The above transaction resulted in a total loss of $10.9 million, out of which $3.7 million is related to the disposal of Lille ShipCo LLC and is separately reflected in our consolidated statements of operations, while the remaining $7.2 million is related to Hope ShipCo LLC and Christine ShipCo LLC and is reflected in our consolidated equity as of December 31, 2009, since the Company increased its controlling interest in those two consolidated companies.

•

On October 27, 2009, Hope ShipCo LLC and Christine ShipCo LLC loan agreements were amended to reflect the changes in the ownership of the companies discussed above.

Recent Developments

•

On February 11, 2010, Hope ShipCo LLC entered into a loan agreement for the pre and post delivery financing of Hope. The drawdown of the loan will be in various installments following the vessel construction progress through November 2010. The loan is repayable in twenty quarterly installments and a balloon payment through January 2016. The first installment will be due three months after the vessel delivery.

Vessels new fixtures

On November 5, 2009, the M/V Elinakos, a Panamax vessel of 73,751 dwt built in 1997, was fixed under a new time charter for a period of 4-6 months at a daily rate of $25,000.

On November 6, 2009, the M/V Renuar, a Panamax vessel of 70,155 dwt built in 1993, was fixed under a new time charter for a period of 12-14 months at a daily rate of $22,500.

On January 8, 2010, the M/V Princess I, a Handymax vessel of 38,858 dwt built in 1994, was fixed under a new time charter for a period of 3-4 months at a daily rate of $21,500.

Time Charter Coverage

We have secured under time charter employment 56% of our operating days for the year ending December 31, 2010.

Management Commentary:

Lefteris Papatrifon, Chief Financial Officer of Excel, stated, “We are pleased to report yet another profitable quarter with increased cash flow generation.  Our balanced fleet deployment strategy has allowed us to take advantage of the continuously improving dry bulk market conditions and has resulted in increased EBITDA generation throughout the year.  We believe that the performance of the dry bulk market throughout 2009 has verified our cautiously optimistic outlook that we have been communicating to the market since the first quarter of last year.  We continue to believe that the dry bulk fundamentals remain intact, resulting in balanced market conditions for the short to medium term.  Therefore, although we believe that our market will continue being volatile, we remain optimistic about the dry bulk market prospects and expect 2010 to be another financially strong year for our Company. During 2009, we have reduced our debt by approximately $217 million and our net debt to capitalization stood at 40% compared to 53% at the end of 2008. We will continue implementing our strategy of utilizing excess cash flows for further deleveraging while, at the same time, we will be looking forward to taking advantage of attractive growth opportunities that might be presented to us.”

Fourth Quarter 2009 Results:

The Company reported net profit for the quarter of $81.8 million or $1.00 per weighted average diluted share compared to a loss of $332.1 million or $7.56 per weighted average diluted share in the fourth quarter of 2008.

The fourth quarter 2009 results include a non-cash unrealized interest-rate swap gain of $8.1 million compared to a non-cash unrealized interest-rate swap loss of $40.2 million in the corresponding period in 2008. In addition, the fourth quarter 2009 results include a non cash loss on disposal of an ownership interest in one of our joint ventures amounting to $3.7 million. Net income, excluding the above items, for the fourth quarter of 2009 would have amounted to $77.4 million or $0.95 per weighted average diluted share compared to an adjusted net income for the fourth quarter of 2008 of $72.3 million or $1.64 per weighted average diluted share (A reconciliation of adjusted Net income to Net Income is included in a subsequent section of this release).

Included in the above adjusted net income are also the amortization of favorable and unfavorable time charters that were fair valued upon acquiring Quintana Maritime Limited (“Quintana”) on April 15, 2008 amounting to a net income of $73.4 million ($0.9 per weighted average diluted share) and $68.7 million ($1.6 per weighted average diluted share) for the fourth quarters of 2009 and 2008, respectively, and the amortization of stock based compensation expense of $5.5 million ($0.07 per weighted average diluted share) and $1.9 million ($0.04 per weighted average diluted share), for the quarters ended December 31, 2009 and 2008, respectively.

In addition, effective January 1, 2009, we changed the method of accounting for dry-docking and special survey costs from the deferral method to the expense as incurred method and adopted FASB Accounting Standard CodificationTM (“ASC”) Topic 470-20 that changed the method of accounting for our Convertible Notes. Please refer to a subsequent section of this Press Release for a further discussion on these accounting changes.

Such changes were effected retrospectively to all periods presented and their effect in the quarter ended December 31, 2009 was an increase in net income of approximately $1.2 million or $0.01 per weighted average diluted share in relation to the change in dry-dock and special survey policy and a decrease in net income of $1.5 million or $0.02 per weighted average diluted share in relation to the change in the accounting for the convertible notes.

Revenues for the fourth quarter of 2009 amounted to $186.2 million as compared to $189.2 million for the same period in 2008, a decrease of approximately 1.6%. Included in revenues for the fourth quarter of 2009 and 2008 are $83.5 million and $78.8 million, respectively of non-cash revenues relating to the amortization of unfavorable time charters that were fair valued upon acquiring Quintana.

An average of 47 and 47.1 vessels were operated during the fourth quarters of 2009 and 2008, respectively, earning a blended average time charter equivalent rate of $22,686 and $23,207 per day, respectively.  Please refer to a subsequent section of this Press Release for a calculation of the TCE.

Adjusted EBITDA for the fourth quarter of 2009 was $62.0 million compared to $54.9 million for the fourth quarter of 2008, an increase of approximately 12.9%. Please refer to a subsequent section of this Press Release for a reconciliation of adjusted EBITDA to Net Income.

Year ended December 31, 2009:

The Company reported net profit for year ended December 31, 2009 of $339.8 million or $4.85 per weighted average diluted share compared to a loss of $55.9 million or $1.53 per weighted average diluted share in the respective period of 2008.

The twelve months 2009 results include a non-cash unrealized interest-rate swap gain of $27.2 million compared to a non-cash unrealized interest-rate swap loss of $25.8 million in the corresponding period in 2008. Net income for 2009 also includes a non-cash item of $0.1 million relating to the resulting gain from the sale of vessel Swift and $3.7 million relating to the loss on disposal of our ownership interest in one of our joint ventures.

Net income, excluding the above items, would have amounted to $316.2 million or $4.52 per weighted average diluted share for the year ended December 31, 2009 compared to an adjusted net income of $334.1 million or $9.01 per weighted average diluted share for the respective period in 2008 (A reconciliation of adjusted Net income to Net Income is included in a subsequent section of this release).

Included in the above adjusted net income are also the amortization of favorable and unfavorable time charters discussed above and amounting to a net income of $324.4 million ($4.6 per weighted average diluted share) and $205.5 million ($5.6 per weighted average diluted share) for the year ended December 31, 2009 and 2008, respectively and the amortization of stock based compensation expense of $19.8 million ($0.3 per weighted average diluted share) and $8.6 million ($0.2 per weighted average diluted share), respectively.

The effect of the accounting changes discussed above in the year ended December 31, 2009 was a decrease in net income of approximately $1.2 million or $0.02 per weighted average diluted share due to the change in dry-dock and special survey policy and $5.9 million or $0.08 per weighted average diluted share due to the change in the accounting for the convertible notes.

Revenues for the year amounted to $756.6 million as compared to $696.1 million for the same period in 2008, an increase of approximately 8.7%. Included in revenues for the year ended December 31, 2009 and 2008 are $364.4 million and $234.0 million, respectively of non-cash revenues relating to the amortization of unfavorable time charters that were fair valued upon acquiring Quintana.

An average of 47.2 vessels were operated during the year ended December 31, 2009, earning a blended average time charter equivalent (TCE) rate of $21,932 per day compared to $31,291 per day for the year ended December 31, 2008 earned by an average of 38.6 vessels.  Please refer to a subsequent section of this Press Release for a calculation of the TCE.

Adjusted EBITDA for the year was $231.7 million compared to $308.0 million for the respective period of 2008, a decrease of approximately 24.8%. Please refer to a subsequent section of this Press Release for a reconciliation of adjusted EBITDA to Net Income.

Conference Call Details:

Tomorrow February 25, 2010 at 09:30 A.M. EST, the company’s management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Excel Maritime” to the operator.

A telephonic replay of the conference call will be available until March 4, 2010 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 1838801#

Slides and audio webcast:

There will also be a live, and then archived, webcast of the conference call, available through Excel Maritime Carriers’ website (www.excelmaritime.com). Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

- Financial Statements and Other Financial Data Follow -

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE- MONTH PERIODS ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. Dollars, except for share and per share data)

	Three-Month period ended December 31,
	2008 (as adjusted)	2009
REVENUES:
Voyage revenues	$110,145	$102,634
Time Charter fair value amortization	78,816	83,497
Revenue from managing related party vessels	192	106
Revenue from operations	189,153	186,237

EXPENSES:
Voyage expenses	10,950	4,971
Charter hire expense	8,274	8,276
Charter hire amortization	10,066	10,068
Commissions to a related party	659	658
Vessel operating expenses	21,976	20,316
Depreciation expense	30,317	31,075
Dry-docking and special survey cost	3,982	1,622
General and administrative expenses	7,762	12,178
	93,986	89,164

Vessel impairment loss	(2,232)	-
Loss on disposal of JV ownership interest	-	(3,705)
Write down of goodwill	(335,404)	-
Loss from vessel’s purchase cancellation	(15,632)	-

Income (loss) from operations	(258,101)	93,368

OTHER INCOME (EXPENSES):
Interest and finance costs	(20,083)	(12,004)
Interest income	400	286
Interest rate swap gain (loss)	(42,659)	107
Foreign exchange gain (loss)	154	(91)
Other, net	(659)	225
Total other income (expenses), net	(62,847)	(11,477)

Net income (loss) before taxes and income from investment in affiliate	(320,948)	81,891

US Source Income taxes	(189)	(145)

Net income (loss) before income from investment in affiliate	(321,137)	81,746

Income from Investment in affiliate	(34)	-
Loss in value of investment in affiliate	(10,963)	-

Net income (loss)	(332,134)	81,746

Plus: Loss assumed by the non controlling interests	41	30

Net income (loss) attributable to Excel Maritime Carriers Ltd.	$(332,093)	$81,776

Earnings (losses) per common share, basic	$(7.56)	$1.05
Weighted average number of shares, basic	43,985,293	77,895,466
Earnings (losses) per common share, diluted	$(7.56)	$1.00
Weighted average number of shares, diluted	43,985,293	81,546,216

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. Dollars, except for share and per share data)

	Year ended December 31,
	2008 (as adjusted)	2009 (unaudited)
REVENUES:
Voyage revenues	$461,203	$391,746
Time Charter fair value amortization	233,967	364,368
Revenue from managing related party vessels	890	488
Revenue from operations	696,060	756,602

EXPENSES:
Voyage expenses	28,145	19,317
Charter hire expense	23,385	32,832
Charter hire amortization	28,447	39,952
Commissions to a related party	3,620	2,260
Vessel operating expenses	69,684	83,197
Depreciation expense	98,753	123,411
Dry-docking and special survey cost	13,511	11,379
General and administrative expenses	32,925	42,995
	298,470	355,343

Gain on sale of vessel	-	61
Loss on disposal of JV ownership interest	-	(3,705)
Vessel impairment loss	(2,232)	-
Write down of goodwill	(335,404)	-
Loss from vessel’s purchase cancellation	(15,632)	-

Income from operations	44,322	397,615

OTHER INCOME (EXPENSES):
Interest and finance costs	(61,942)	(57,096)
Interest income	7,053	809
Interest rate swap loss	(35,884)	(1,126)
Foreign exchange gain (loss)	71	(322)
Other, net	1,585	408
Total other income (expenses), net	(89,117)	(57,327)

Net income (loss) before taxes and income from investment in affiliate	(44,795)	340,288

US Source Income taxes	(783)	(660)

Net income (loss) before income from investment in affiliate	(45,578)	339,628

Income from Investment in affiliate	487	-
Loss in value of investment in affiliate	(10,963)	-

Net income (loss)	(56,054)	339,628

Plus: Loss assumed by the non controlling interests	140	154

Net income (loss) attributable to Excel Maritime Carriers Ltd.	$(55,914)	$339,782

Earnings (losses) per common share, basic	$(1.53)	$5.03
Weighted average number of shares, basic	37,003,101	67,565,178
Earnings (losses) per common share, diluted	$(1.53)	$4.85
Weighted average number of shares, diluted	37,003,101	69,999,760

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2008 AND 2009

(In thousands of U.S. Dollars)

	December 31,
ASSETS	2008 (as adjusted)	2009 (unaudited)

CURRENT ASSETS:
Cash and cash equivalents	$109,792	$100,098
Restricted cash	53	34,426
Accounts receivable	10,247	6,016
Other current assets	6,958	7,560
Total current assets	127,050	148,100

FIXED ASSETS:
Vessels, net	2,786,717	2,660,163
Advances for vessels under construction	106,898	71,184
Office furniture and equipment, net	1,722	1,450
Total fixed assets, net	2,895,337	2,732,797

OTHER NON CURRENT ASSETS:
Time charters acquired, net	264,263	224,311
Restricted cash	24,947	24,974
Investment in affiliate	5,212	-

Total assets	$3,316,809	$3,130,182

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing fees	$220,410	$134,681
Accounts payable	6,440	5,349
Other current liabilities	47,934	47,801
Current portion of financial instruments	40,119	29,343
Total current liabilities	314,903	217,174

Long-term debt, net of current portion and net of deferred financing fees	1,256,707	1,121,765
Time charters acquired, net	650,781	280,413
Financial instruments	41,020	24,558

Total liabilities	2,263,411	1,643,910

Commitments and contingencies	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock	-	-
Common stock	461	799
Additional paid-in capital	944,207	1,046,606
Other Comprehensive Loss	(74)	(85)
Retained earnings	94,063	433,845
Less: Treasury stock	(189)	(189)
Excel Maritime Carriers Ltd. Stockholders’ equity	1,038,468	1,480,976
Non-controlling interests	14,930	5,296
Total Stockholders’ Equity	1,053,398	1,486,272

Total liabilities and stockholders’ equity	$3,316,809	$3,130,182

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. Dollars)

	Year ended December 31,
	2008 (as adjusted)	2009 (unaudited)
Cash Flows from Operating Activities:
Net income (loss)	$(56,054)	$339,628
Adjustments to reconcile net income (loss) to net cash provided by operating activities	301,283	(194,786)
Changes in operating assets and liabilities:
Operating assets	(2,259)	3,629
Operating liabilities	20,929	(1,219)
Net Cash provided by Operating Activities	$263,899	$147,252

Cash Flows from Investing Activities:
Acquisition of Quintana, net of cash acquired	(692,420)	-
Joint ventures ownership transfer	-	(1,591)
Advances for vessels under construction	(84,866)	(9,379)
Additions to vessel cost	(342)	(113)
Additions to office furniture and equipment	(401)	(146)
Payment for vessel’s purchase cancellation	(7,250)	-
Proceeds received from Oceanaut’s liquidation	-	5,212
Proceeds from sale of vessel	-	3,735
Net cash used in Investing Activities	$(785,279)	$(2,282)

Cash Flows from Financing Activities:
Increase in restricted cash	(10,000)	(34,400)
Proceeds from long-term debt	1,405,642	5,067
Repayment of long-term debt	(944,945)	(216,851)
Payment of financing costs	(15,290)	(1,938)
Issuance of common stock, net of issuance costs	(131)	90,130
Capital contributions from non-controlling interest owners	738	3,328
Dividends paid	(48,514)	-
Net cash provided by (used in) Financing Activities	$387,500	$(154,664)

Net decrease in cash and cash equivalents	(133,880)	(9,694)
Cash and cash equivalents at beginning of period	243,672	109,792
Cash and cash equivalents at end of the period	$109,792	$100,098

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest payments	$35,595	$56,159
U.S. Source income taxes	861	740

Non-cash financing activities
Class A common stock issued as part of the consideration paid for the acquisition of Quintana	$682,333	$-
Class A common stock issued as part of vessel purchase cancellation	8,382	-

Adjusted EBITDA Reconciliation
(all amounts in thousands of U.S. Dollars)
	Three-month period ended December 31,		Year ended December 31,
	2008	2009	2008	2009
Net income (loss)	(332,093)	81,776	(55,914)	339,782
Interest and finance costs, net (1)	22,164	19,675	64,952	84,651
Depreciation	30,317	31,075	98,753	123,411
Dry-dock and special survey cost	3,982	1,622	13,511	11,379
Vessel impairment loss	2,232	-	2,232	-
Write down of goodwill	335,404	-	335,404	-
Loss from vessel’s purchase cancellation	8,382	-	8,382	-
Loss on disposal of JV ownership interest	-	3,705	-	3,705
Loss in value of investment	10,963	-	10,963	-
Unrealized swap (gain) loss	40,178	(8,064)	25,821	(27,238)
Amortization of T/C fair values (2)	(68,750)	(73,429)	(205,520)	(324,416)
Stock based compensation	1,922	5,528	8,596	19,847
Gain on sale of vessel	-	-	-	(61)
Taxes	189	145	783	660
Adjusted EBITDA	54,890	62,033	307,963	231,720

(1) Includes swap interest paid and received
(2) Analysis:
	Three-month period ended December 31,		Year ended December 31,
	2008	2009	2008	2009
Non-cash amortization of unfavorable time charters in revenue	(78,816)	(71,883)	(233,967)	(301,280)
Non-cash accelerated amortization of M/V Sandra, Coal Pride and Grain Harvester time charter fair value due to charter termination	-	(11,614)	-	(63,088)
Non-cash amortization of favorable time charters in charter hire expense	10,066	10,068	28,447	39,952
	(68,750)	(73,429)	(205,520)	(324,416)

Reconciliation of Net Income (loss) to Adjusted Net Income
(all amounts in thousands of U.S. Dollars)
	Three-month period ended December 31,		Year ended December 31,
	2008	2009	2008	2009
Net income (loss)	(332,093)	81,776	(55,914)	339,782
Unrealized swap loss (gain)	40,178	(8,064)	25,821	(27,238)
Goodwill impairment charge	335,404	-	335,404	-
Vessel impairment loss	2,232	-	2,232	-
Loss in value of investment	10,963	-	10,963	-
Loss from vessel purchase cancellation	15,632	-	15,632	-
Loss on disposal of JV ownership interest	-	3,705	-	3,705
Gain on sale of vessel	-	-	-	(61)
Adjusted Net income	72,316	77,417	334,138	316,188

Reconciliation of Earnings (losses) per Share (Diluted) to Adjusted Earnings per Share (Diluted)
(all amounts in U.S. Dollars)
	Three-month period ended December 31,		Year ended December 31,
	2008	2009	2008	2009
Earnings (losses) per Share (Diluted)	$(7.56)	$1.00	$(1.53)	$4.85
Unrealized swap loss (gain)	0.91	(0.1)	0.7	(0.4)
Goodwill impairment charge	7.63	-	9.06	-
Vessel impairment loss	0.05	-	0.06	-
Loss in value of investment	0.25	-	0.30	-
Loss from vessel purchase cancellation	0.36	-	0.42	-
Loss on disposal of JV ownership interest	-	0.05	-	0.07
Gain on sale of vessel	-	-	-	- (*)
Adjusted Earnings per Share (Diluted)	$1.64	$0.95	$9.01	$4.52

(*) Effect insignificant

Accounting changes:

Change in Dry-docking and Special survey accounting policy

Effective January 1, 2009, we changed the method of accounting for dry-docking and special survey costs from the deferral method, under which costs associated with the dry-docking and special survey of a vessel are deferred and charged to expense over the period to a vessel's next scheduled dry-docking, to the direct expense method, under which the dry-docking and special survey costs will be expensed as incurred. We consider this as a preferable method because (i) it eliminates the subjectivity in the financial statements that occurs when determining which costs are eligible for deferral; such elimination of subjectivity enhances transparency in the balance sheet; (ii) is consistent with recent accounting policy and informal trends in the shipping industry and (iii) is consistent with the asset and liability framework in the concept statements.

Adoption of new accounting pronouncements

Effective January 1, 2009, we adopted FASB Accounting Standard CodificationTM (“ASC”) Topic 470-20 which requires issuers of convertible debt to account separately for the liability and equity components in a manner that reflects the issuers' non-convertible debt borrowing rate. The resulting debt discount is amortized over the period the debt is expected to be outstanding as additional non-cash interest expense. ASC 470-20 requires retrospective restatement of all periods presented with the cumulative effect of the change in accounting principles on prior periods recognized in retained earnings as of the beginning of the first period presented.

Effective January 1, 2009, we adopted an amendment contained in ASC 810 which establishes guidelines for accounting for changes in ownership percentages and for deconsolidation in partially owned subsidiaries. This standard defines a non-controlling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to us.

With the exception of the amendment made in ASC 810 which require retrospective application only in the presentation and disclosure requirements, the other two accounting changes require retrospective application for all periods presented and were effected in the accompanying consolidated financial statements in accordance with ASC Topic 250 “Accounting Changes and Error Corrections”, which requires that an accounting change should be retrospectively applied to all prior periods presented, unless it is impractical to determine the prior period impacts.

Accordingly, the previously reported 2008 financial information has been recast to account for these changes.

Disclosure of Non-GAAP Financial Measures

Adjusted EBITDA represents net income plus net interest expense, depreciation, amortization, and taxes eliminating the effect of deferred stock-based compensation, gains or losses on the sale of vessels, amortization of deferred time charter assets and liabilities and unrealized gains or losses on swaps, which are significant non-cash items. Following the Company’s change in the method of accounting for dry docking and special survey costs, such costs are also included in the adjustments to EBITDA for comparability purposes. The Company’s management uses adjusted EBITDA as a performance measure. The Company believes that adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not a measure recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. The Company’s definition of adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Adjusted Net Income represents net income plus unrealized gains or losses from our swap transactions and any gains or losses on sale of vessels, both of which are significant non-cash items. Adjusted Earnings per Share (diluted) represents Adjusted Net Income divided by weighted average shares outstanding (diluted).

These measures are “non-GAAP financial measures” and should not be considered substitutes for net income or earnings per share (diluted), respectively, as reported under GAAP. The Company has included an adjusted net income and adjusted earnings per share (diluted) calculation in this period in order to facilitate comparability between the Company’s performance in the reported periods and its performance in prior periods.

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel owns a fleet of 40 vessels and, together with 7 Panamax vessels under bareboat charters, operates 47 vessels (5 Capesize, 14 Kamsarmax, 21 Panamax, 2 Supramax and 5 Handymax vessels) with a total carrying capacity of approximately 3.9 million DWT.  Excel Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.

Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the ability to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

www.capitallink.com

Company:

Lefteris Papatrifon

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: ir@excelmaritime.com

        www.excelmaritime.com

APPENDIX

The following key indicators highlight the Company’s financial and operating performance for the three months and the year ended December 31, 2009 compared to the corresponding periods in the prior year. In the table below, the Panamax fleet includes both Kamsarmax and Panamax vessels and the Handymax fleet includes both Supramax and Handymax vessels:

Vessel Employment
(In U.S. Dollars per day, unless otherwise stated)
	CAPESIZE FLEET		PANAMAX FLEET		HANDYSIZE FLEET		TOTAL FLEET
	Three-month period ended December 31,
	2008	2009	2008	2009	2008	2009	2008	2009

Total calendar days	374	460	3,220	3,220	736	644	4,330	4,324
Available days under period charter	374	460	2,484	2,225	98	92	2,956	2,777
Available days under spot/short duration charter	-	-	653	969	637	530	1,290	1,499
Utilization	100.0%	100.0%	97.4%	99.2%	99.9%	96.6%	98.1%	98.9%
Time charter equivalent per ship per day-period	52,023	38,128	26,571	21,480	25,479	10,208	29,754	23,866
Time charter equivalent per ship per day-spot	-	-	7,703	22,203	8,724	17,416	8,207	20,510
Time charter equivalent per ship per day-weighted average	52,023	38,128	22,642	21,700	10,959	16,351	23,207	22,686
Net daily revenue per ship per day	52,023	38,128	22,061	21,518	10,937	15,798	22,757	22,434
Vessel operating expenses per ship per day	(5,423)	(5,230)	(5,067)	(4,604)	(4,937)	(4,804)	(5,075)	(4,698)
Net Operating cash flows per ship per day before G&A expenses	46,600	32,898	16,994	16,914	6,000	10,994	17,682	17,736

Vessel Employment
(In U.S. Dollars per day, unless otherwise stated)
	CAPESIZE FLEET		PANAMAX FLEET		HANDYSIZE FLEET		TOTAL FLEET
	Year ended December 31,
	2008	2009	2008	2009	2008	2009	2008	2009

Total calendar days	1,046	1,825	10,160	12,775	2,928	2,629	14,134	17,229
Available days under period charter	1,016	1,804	8,457	9,099	614	460	10,087	11,363
Available days under spot/short duration charter	30	-	1,451	3,464	2,156	2,051	3,637	5,515
Utilization	100.0%	98.8%	97.5%	98.3%	94.6%	95.5%	97.1%	98.0%
Time charter equivalent per ship per day-period	50,863	40,373	26,627	22,936	33,736	14,067	29,501	25,344
Time charter equivalent per ship per day-spot	118,107	-	38,798	16,301	33,412	12,538	36,254	14,901
Time charter equivalent per ship per day-weighted average	52,777	40,373	28,410	21,107	33,484	12,818	31,291	21,932
Net daily revenue per ship per day	52,777	39,898	27,706	20,757	31,676	12,243	30,384	21,485
Vessel operating expenses per ship per day	(5,013)	(5,280)	(4,932)	(4,731)	(4,888)	(4,994)	(4,930)	(4,829)
Net Operating cash flows per ship per day before G&A expenses	47,764	34,618	22,774	16,026	26,788	7,249	25,454	16,656

Glossary of Terms

Average number of vessels This is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

Total calendar days We define these as the total days we owned the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during a period.

Available days These are the calendar days less the aggregate number of off-hire days associated with major repairs, dry docks or special or intermediate surveys and the aggregate amount of time spent positioning vessels and any unforeseen off-hire. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenue.

Available days under spot / short duration charter This is defined as available days under spot charters and / or time charters of duration of less than six months.

Fleet utilization This is the percentage of time that our vessels were available for revenue generating days, and is determined by dividing available days by calendar days for the relevant period.

Time charter equivalent per ship per day (“TCE”): This is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Time Charter Equivalent Calculation
(all amounts in thousands of U.S. Dollars, except for Daily Time Charter Equivalent and available days)
	For the three-month period ended December 31,		For the year ended December 31,
	2008	2009	2008	2009
Voyage revenues	110,145	102,634	461,203	391,746
Voyage expenses	(11,609)	(5,629)	(31,765)	(21,577)
Time Charter Equivalent	98,536	97,005	429,438	370,169
Total available days	4,246	4,276	13,724	16,878
Daily Time charter equivalent	23,207	22,686	31,291	21,932

Net daily revenue We define this as the daily TCE rate including idle time.

Daily vessel operating expenses This includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and is calculated by dividing vessel operating expenses by total calendar days for the relevant time period.

Daily general and administrative expense This is calculated by dividing general and administrative expense by total calendar days for the relevant time period.

Expected Amortization Schedule for Fair Valued Time Charters for Next Year
(in USD millions)	1Q’10	2Q’10	3Q’10	4Q’10	Total

Amortization of unfavorable time charters (1)	67.9	66.8	55.7	54.4	244.8
Amortization of favorable time charters (2)	(9.9)	(10.0)	(10.1)	(10.2)	(40.2)

(1)

Adjustment to Revenue from operations i.e. increases revenues

(2)

Adjustment to Charter hire expenses i.e. increases charter hire expense

Fleet List as of February 18, 2010:

Vessel Name	Dwt	Year Built	Charter Type	Daily rate	Average Charter Expiration

Iron Miner	177,931	2007	Period	$42,105	Feb 2012
Kirmar	164,218	2001	Period	$49,000 (net)	May 2013
Iron Beauty	164,218	2001	Period	$36,500	May 2010
Lowlands Beilun	170,162	1999	Period	$36,000	May 2010
Sandra (1)	180,274	2008	Period	$32,000	Sep 2010
Total Capesize	856,803
Iron Manolis	82,269	2007	Period	$22,000	Dec 2010
Iron Brooke	82,594	2007	Period	$21,000	Dec 2010
Iron Lindrew	82,598	2007	Period	$21,000	Dec 2010
Coal Hunter	82,298	2006	Period	$22,000	Dec 2010
Pascha	82,574	2006	Period	$21,000	Dec 2010
Coal Gypsy	82,221	2006	Period	$22,000	Dec 2010
Iron Anne	82,220	2006	Period	$22,000	Dec 2010
Iron Vassilis	82,257	2006	Period	$22,000	Dec 2010
Iron Bill	82,187	2006	Period	$22,000	Dec 2010
Santa Barbara	82,266	2006	Period	$22,000	Dec 2010
Ore Hansa	82,209	2006	Period	$22,000	Dec 2010
Iron Kalypso	82,224	2006	Period	$22,000	Dec 2010
Iron Fuzeyya	82,209	2006	Period	$22,000	Dec 2010
Iron Bradyn	82,769	2005	Period	$22,000	Dec 2010
Total Kamsarmax	1,152,895
Grain Harvester	76,417	2004	Spot
Grain Express	76,466	2004	Period	$22,000	Dec 2010
Iron Knight	76,429	2004	Period	$22,000	Dec 2010
Coal Pride	72,493	1999	Spot
Isminaki	74,577	1998	Period	$24,000	Mar 2010
Angela Star	73,798	1998	Spot	$29,000	May 2010
Elinakos	73,751	1997	Spot	$25,000	Apr 2010
Happy Day	71,694	1997	Spot
Iron Man (A)	72,861	1997	Period	$18,500	May 2010
Coal Age (A)	72,824	1997	Period	$21,250	Oct 2010
Fearless I (A)	73,427	1997	Period	$22,250	Mar 2010
Barbara (A)	73,307	1997	Period	$23,000	Jul 2010
Linda Leah (A)	73,317	1997	Spot
King Coal (A)	72,873	1997	Period	$56,000	Jun 2011
Coal Glory (A)	73,670	1995	Spot
Powerful	70,083	1994	Spot
First Endeavour	69,111	1994	Spot
Rodon	73,656	1993	Spot
Birthday	71,504	1993	Period	$16,500	Jul 2010
Renuar	70,155	1993	Period	$22,500	Dec 2010
Fortezza	69,634	1993	Spot
Total Panamax	1,532,047
July M	55,567	2005	Period	$25,000	May 2010
Mairouli	53,206	2005	Spot
Total Supramax	108,773
Emerald	45,588	1998	Spot
Princess I	38,858	1994	Period	$21,500	Apr 2010
Marybelle	42,552	1987	Spot
Attractive	41,524	1985	Spot
Lady	41,090	1985	Spot
Total Handymax	209,612
Total Fleet	3,860,130
Average age		9.7 Yrs

Fleet to be delivered	Type	Dwt	Estimated delivery (B)
Christine (D )	Capesize	180,000	April 2010
Hope (E)	Capesize	181,000	November 2010
Total fleet to be delivered		361,000

Fleet to be delivered (c)	Type	Dwt	Estimated delivery (B)
Fritz (F)	Capesize	180,000	May 2010
Benthe (F)	Capesize	180,000	June 2010
Gayle Frances (F)	Capesize	180,000	July 2010
Iron Lena (F)	Capesize	180,000	August 2010

 (1)A second charter on the vessel has been fixed commencing upon completion of her current charter and through February 2016 at a daily base rate of $25,000, with 50% profit sharing based on the monthly AV4 BCI charter rate as published by the Baltic Exchange.

(A)  These vessels were sold in 2007 and leased back on a bareboat charter through July 2015.

(B) The delivery dates shown in this column are estimates based on the delivery dates set forth in the relevant shipbuilding contracts or resale agreements.

(C) No refund guarantee has been received for these newbuildings and Excel does not believe that the respective new building contracts will materialize. There can be no assurance that the vessels will be delivered timely or at all.

(D)  Excel holds 71.4% interest in the joint venture that will own the vessel.

(E)  Excel holds 100% interest in the company that will own the vessel.

(F)    Excel holds a 50% interest in the joint ventures that will own these vessels.

For further details on the fleet and their employment please refer to our website at www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: February 24, 2010

By:

/s/ Eleftherios Papatrifon

Eleftherios Papatrifon

Chief Financial Officer